EXHIBIT 99.2

Galloway Capital Partners, LLC

February 24, 2025

Joe Christina
President and Chief Executive Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, CO 80021

Dear Mr. Christina:

Our firm has increased its ownership position in Noodles & Company from 6.01% to 8.6%. Following additional analysis, we remain confident that the Company is firmly on a path toward recovery and improved operating performance.

The pre-announced fourth quarter results were particularly encouraging, with comparable sales at company-owned restaurants increasing more than 7% and franchised locations up more than 6%. Despite these improvements, we believe the shares are trading at an irrational valuation that does not adequately reflect the Company’s operational progress and intrinsic value.

We continue to support the management team’s execution and its focus on strengthening the operating framework, expanding margins, and improving overall profitability. Noodles & Company benefits from a loyal customer base, average unit volumes exceeding $1.4 million, and more than $500 million in systemwide sales. In our view, the value of the Company’s 320 company-owned restaurants materially exceeds its outstanding debt.

We look forward to the outcome of the Company’s engagement with its investment banking advisor, which we believe has the potential to further enhance shareholder value. As always, we remain available to discuss strategic initiatives with you and the Board.

Please feel free to contact me at bgalloway@gallowaycap.com.

Very truly yours,

Bruce Galloway
Chief Investment Officer
Galloway Capital Partners, LLC